[Letterhead of Locke Liddell & Sapp LLP]

December 23, 2004

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	Elaine Wolff
Michael McTiernan

Re:	U.S. Restaurant Properties, Inc.
Amendment No. 3 to Registration Statement on Form S-4 Filed December 23, 2004
Registration No. 333-119116

Ladies and Gentlemen:

On behalf of our client, U.S. Restaurant Properties, Inc., a Maryland corporation (the “Company”), please find enclosed for filing Amendment No. 3 (the “Amendment”) to the captioned registration statement (the “Registration Statement”), which we have marked to show changes from Amendment No. 2 to the Registration Statement filed by the Company on December 9, 2004.

We have amended the Registration Statement in response to your letter, dated December 22, 2004 (the “Comment Letter”), with respect to the Registration Statement. For your convenience, each of the Company’s responses is set forth next to the number corresponding to the appropriate numbered comment in the Comment Letter. Page references in your comments, as reprinted in this letter, have been revised to reflect the changed pagination in the Amendment. Page references contained in certain of the responses contained below refer to page numbers in the courtesy copies of the Amendment provided to the Staff.

Capitalized terms used in this letter and not otherwise defined herein have the meanings provided in the Registration Statement or the Comment Letter, as applicable. The following are the Company’s responses to the Staff’s comments.

Cover Page

1.	Please delete the last sentence of the first paragraph.

Complied with by deletion of the referenced sentence.

Determination of Merger Consideration, page 67

U.S. Securities and Exchange Commission

December 23, 2004

2.	We note your response to comment 4. With respect to the analyses prepared by the “respective officers and employees” (p. 68), the “independent third party appraisals” (p. 74) and the “liquidation analyses” (p. 74), please provide the information required byItem 1015(b)(6) of Regulation M-A, or supplementally advise us why such information is not required.

With regard to the analyses prepared by the “respective officers and employees,” the Company does not believe that the disclosure required by Item 1015(b)(6) is applicable because these analyses were not prepared by an “outside” party as specified in Item 1015(a). Item 1015(b) requires disclosure only with regard to reports or analyses that are subject to Item 1015(a).

The “independent third party appraisals” and “liquidation analyses” described in response to comment 4 are desk appraisals obtained annually by the Income Funds in connection with and in the ordinary course of, the Income Funds’ reporting obligations to limited partners subject to ERISA reporting requirements pursuant to the respective Income Fund partnership agreements. The appraisals are expressly limited for use only in connection with “the financial analysis and decision making in connection with the annual ERISA reporting…” of the Income Fund. The appraisals are not transaction specific, do not involve site visits by the appraisers and cost approximately $125 per property. In approximately December 2003, six months prior to the initial offer of cash and USRP Series A Preferred Stock which, following further negotiation ultimately resulted in the consideration for the Income Fund mergers agreed upon in August 2004, the appraisals were expanded (from prior years’ practice), at no additional cost to the Income Fund, to include a liquidation analysis consisting solely of applying an assumed selling commission of 2.0%, assumed additional expenses of 2.0%, and an assumed discount rate of 5.0% to the aggregate appraised value of the portfolio. Since these appraisals constitute business records of the Income Funds, the Income Fund general partners had access to these materials during the course of their consideration of the Income Fund mergers. Similarly, since the Income Fund general partners were aware of the existence of these appraisals, they were considered by the Income Fund general partners in evaluating the Income Fund mergers but were not relied upon in any material respect by the Income Fund general partners in deciding to proceed with the Income Fund mergers. For this reason, these materials have been disclosed in response to the specific request of the staff on comment 4. These appraisals are not transaction specific, were rendered six months prior to the initial offer of cash and USRP Series A preferred stock for the Income Fund mergers, do not in any way relate to the consideration or fairness of the consideration being offered to security holders or the fairness of the transaction to the issuer or affiliates or to security holders who are not affiliates and are not otherwise materially related to the transaction. Finally, although Wachovia Securities reviewed these appraisals, it placed no reliance, material or otherwise, upon these appraisals in rendering its fairness opinion described in the proxy statement/prospectus. For these reasons the Income Fund general partners do not believe these materials are of the nature

U.S. Securities and Exchange Commission

December 23, 2004

subject to Item 1015 of Regulation M-A or that any further disclosure regarding these materials is required.

Income Funds’ Reasons for the Income Fund Mergers, page 73

3.	Please revise the last bullet point to explain the reason for the belief that the current rate of distributions would not continue. We note from your disclosure on page 46 that “the primary factor which has caused, and is likely to continue to cause, the Income Funds” operating income to be insufficient to maintain historic distribution levels is tenant delinquencies and defaults.”

Complied with by revising the final bullet on page 73 to include the following language: “due to tenant delinquencies and defaults and the uncertainties associated with the re-leasing of properties following lease expiration.”

The Merger Agreements, page 110

Conditions to the Mergers, page 119

4.	We note your response to our prior comment 9. Please update us on the status of the closing agreement and, if fully executed, reflect that the condition has been satisfied in your next amendment.

USRP and CNLRP received fully executed closing agreements on or about December 9, 2004. The Companies do not believe it is necessary to disclose satisfaction of the condition because the condition is not otherwise disclosed in the Registration Statement and, further, the Companies would not have mailed the joint proxy statement/prospectus included in the Registration Statement to stockholders and limited partners unless the condition had been satisfied.

Material Federal Income Tax Consequences, page 176

Taxation of the Combined Company, page 181

5.	Please reference the Shaw Pittman combined company REIT qualification opinion.

Complied with by adding a paragraph relating to the tax opinion on page 182.

Legal Matters, page 196

6.	Please revise the disclosure to clarify that only Shaw Pittman will deliver a REIT opinion with respect to the combined company.

U.S. Securities and Exchange Commission

December 23, 2004

Complied with by adding a sentence disclosing that Shaw Pittman LLP will deliver a REIT opinion with respect to the combined company on page 196.

Part II. Information Not Required in Prospectus

Legal Opinions

7.	We note your response to our prior comment 16. However, there remain references to “representations” and “statements” in the Tax Representation Letter in the opinion paragraphs of Exhibits 8.1, 8.2, 8.3 and 8.4. Please have counsel revise their references to refer to “factual” representations and “factual” statements.

Complied with by revising the opinions filed as exhibits to the Amendment.

8.1 Opinion

8.	We note your response to comment 1 and your revision to provide a “should” opinion with respect to the treatment of the Series C preferred stock as “nonqualified preferred stock.” Please have counsel revise the opinion to explain the reasons for counsel’sinability to provide a “will” opinion. We note the explanation provided on page 177 of the prospectus.

Complied with by revising the opinions filed as exhibits to the Amendment.

Supplemental Materials

9.	In its May 20, 2003 presentation, CNLRP management discussed certain diligence issues with its board of directors regarding USRP, including property and tenant files, environmental issues and internal controls. Please disclose these diligence concerns as a negative factor considered by the board or supplementally advise us why the board did not consider them.

Complied with by adding an additional bullet making the referenced disclosure to page 72.

* * * *

If you have any further questions or require additional information, please do not hesitate to contact me at (214) 740-8743.

Thank you for your courtesy and cooperation.

U.S. Securities and Exchange Commission

December 23, 2004

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc:	Thomas H. McCormick
William J. Conti
John M. McDonald